Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

September 30, 2024

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B</u>

FX CONNECT, changed to FX CONNECT LLC – Name change in Execute or Trade section

CLEARSTREAM INTERNATIONAL SA, changed to CLEARSTREAM BANKING S.A. – Name change in Custody, Clear, or Settle section

TRADITION SEF LLC – Added as Execute or Trade entity

CITIGROUP PTY LIMITED – Terminated in Custody, Clear, or Settle section

MIZUHO BANK,LTD. – Terminated in Custody, Clear, or Settle section